Mail Stop 3720

March 20, 2007

Via U.S. Mail and Fax
John Maguire
Chief Financial Officer
CanWest Global Communications Corp.
3100 CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3L7

> **RE:** **CanWest Global Communications Corp.**
> **Form 40-F for the fiscal year ended August 31, 2006**
> **Filed November 29, 2006**
> **File No. 001-14148**

Dear Mr. Maguire,

     We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

     Sincerely,

     Larry Spirgel
     Assistant Director